UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
December 31, 2014

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Brookdale Senior Living Inc.

File No. 001-32641 -- CF# 31825

_____

Brookdale Senior Living Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on November 10, 2014.

Based on representations by Brookdale Senior Living Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

       Exhibit 10.2   through August 29, 2024

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

                       Brent J. Fields
                       Secretary